AMENDMENT TO SUBADVISORY AGREEMENT

This AMENDMENT to the SUBADVISORY AGREEMENT (“Amendment”) is dated as of March 7, 2019, by and between SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”) (formerly, AIG SUNAMERICA ASSET MANAGEMENT CORP.) and WELLINGTON MANAGEMENT COMPANY LLP, a Massachusetts limited liability partnership (the “Subadviser”).

WITNESSETH:

WHEREAS, the Adviser and Anchor Series Trust, a Massachusetts business trust (the “Trust”), have entered into an Investment Advisory and Management Agreement dated as of January 1, 1999, as amended from time to time, pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Trust, and pursuant to which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement; and

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company; and

WHEREAS, the Adviser and the Subadviser are parties to a Subadvisory Agreement dated January 1, 1999, as amended from time to time (the “Subadvisory Agreement”), pursuant to which the Subadviser furnishes investment advisory services to certain series of the Trust (the “Portfolios”) as listed on Schedule A of the Subadvisory Agreement; and

WHEREAS, the parties desire to amend and restate Schedule A to the Subadvisory Agreement to reflect the termination of investment advisory services by the Subadviser to certain Portfolios as a result of their liquidation.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1. Schedule A to the Subadvisory Agreement is hereby replaced with Schedule A attached hereto.

2. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3. Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4. Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ Peter A. Harbeck
Name:	Peter A. Harbeck
Title:	President and Chief Executive Officer

WELLINGTON MANAGEMENT COMPANY LLP

By:	/s/ Desmond Havlicek
Name:	Desmond Havlicek
Title:	Senior Managing Director

SCHEDULE A

PORTFOLIO	FEE RATE (as a% of average daily net asset value)
SA Wellington Capital Appreciation Portfolio	0.375% first $50 million
0.275% next $100 million
0.250 thereafter

SA Wellington Government and Quality Bond Portfolio	0.225% first $50 million
0.125% next $50 million
0.10% over $1 00 million

SA Wellington Strategic Multi-Asset Portfolio	0.30% first $50 million
0.20% next $100 million
0.175% next $350 million
0.15% over $500 million